BabyQuip, Inc.



ANNUAL REPORT

633 Garcia St.

Santa Fe, NM 87505

(415) 596-4818

https://www.babyquip.com/

This Annual Report is dated July 6, 2023.

BUSINESS

Traveling with babies and toddlers is no easy task, and bulky baby gear makes it even harder. Founded in 2016, BabyQuip is the world's leading baby gear rental service, delivering clean, quality baby gear items—from car seats to strollers and more—to traveling families in over 1,200 locations in the US, Canada, Mexico, the Caribbean, Australia, New Zealand, and several European locations. BabyQuip's managed marketplace and robust platform provide its community of over 1,700 independent contractors, called Quality Providers (QPs), the opportunity to build a business renting baby gear to families.

Most importantly, families love us! With an NPS Score over 90 (world class) and over 40,000 five-star reviews, BabyQuip has helped over 160,000 families enjoy happier vacations. The company was featured on Shark Tank in March 2020, awarded Most Innovative Baby Equipment Service by LuxLife, and named a winner in the first-ever Good Housekeeping 2023 Family Travel Awards.

BabyQuip provides a managed marketplace for indpendent contractors, called Quality Providers (QPs), to start and grow their own businesses renting baby gear to traveling families. Once QPs have been thoroughly vetted, with full background checks, and trained on cleaning and hospitality standards, they're able to start delivering gear to families within days of setting up their profile. Quality Providers determine their inventory (gear they own), operating hours, delivery radius, prices, and more.

Though QPs manage their own businesses on our platform, BabyQuip helps the QPs succeed by providing national marketing (including a flourishing social media program and strong promotions); a robust affiliate and partner network; and continued business and marketing education. BabyQuip keeps a percentage of gross merchandise value (GMV) of each order and also generates some revenue through minor fees, such as those collected from our Damage Waiver program or from administrative setup charges.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $1,052,777.77
Use of proceeds: Working Capital
Date: June 30, 2019
Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $843,290.00
Number of Securities Sold: 1,521,634
Use of proceeds: Working Capital
Date: November 14, 2019
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $1,300,623.17
Number of Securities Sold: 2,269,054
Use of proceeds: Working Capital
Date: March 31, 2020
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $933,592.33
Number of Securities Sold: 1,148,044
Use of proceeds: Working Capital
Date: April 10, 2022
Offering exemption relied upon: Regulation CF

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,559,991.09
Number of Securities Sold: 3,148,046
Use of proceeds: Working Capital

Date: April 10, 2022
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022 compared to year ended December 31, 2021

2022 vs. 2021

BabyQuip, Inc., a Delaware corporation (also referred to as "we", "us", "our", or the "Company") experienced strong revenue growth in 2022 vs. 2021, with GMV (a measure of the overall revenue the company collected, less tips and tax, before payouts to Quality Providers), up to $12.1M, +97% vs. YA. The GMV growth resulted from significantly more baby gear rental orders (60k vs. 31k in 2021, +92%) and higher Average Order Value from $187 to $194. The Net Revenue growth to $3.4M, +118% vs. 2021, reflected the above as well as improvement to the take rate (the amount of money the company retains after paying out the Quality Providers, calculated as Net Revenue as a percent of GMV) from 25.6% to 28.3%, which reflected the additional revenue from offering Damage Protection coverage.

The Gross Margin was $2.9M, +124% vs. 2021 as a result of the overall business growth. Gross Margin was 86% of Net Revenue, +2 percentage points vs. LY, driven primarily by lower payment processing expenses to 14% of Net Revenue from 16.4% in 2021.

Operating Expense was $4.8M, +75% vs YA driven by increased personnel expenses (+116%), increased marketing expense (+66%), and increased G&A expense (+76%). General Liability insurance, increased to $380k in 2022, +102% vs 2021. We added 7 FTE in 2022, primarily in the marketing and business development functions.

Net Operating Loss was -1.97M, 38% higher than 2021 reflecting higher expenses. Net Operating Loss as a percent of Net Revenue declined From 91% of Net Revenue to 58% of Revenue. Overall Net Income was -$2.0M, +59% vs. 2021, reflecting higher state and local tax payments and interest expense on EIDL loan.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are continuing to invest in development of our services, international expansion, and new service offerings. Past cash was primarily generated through generating revenues and equity investment. Our goal is to become cash flow positive from operations in 2024 for our business in the United States.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $1,971,019.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SD Loan
Amount Owed: $489,843.00
Interest Rate: 3.75%
Maturity Date: December 31, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Frances Allocca Maier

Frances Allocca Maier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, CFO, and Chairman of the Board
Dates of Service: May, 2016 - Present
Responsibilities: primarily responsible for the raise in all aspects.
Salary of $175k plus 20% discretionary bonus.

Name: Joseph Eric Maier

Joseph Eric Maier 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technical Officer and Board Director
Dates of Service: December, 2017 - Present
Responsibilities: As Chief Technology Officer he is responsible for maintaining the systems that support the BabyQuip rental platform, building new features, overseeing development resources and managing the product release lifecycle.
Salary: $165K plus 20% discretionary bonus with 3% equity.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

As of the reporting period ending December 31, 2022:

Title of class: Common Stock
Stockholder Name: Frances A. Maier Living Trust
Amount and nature of Beneficial ownership: 5,891,106
Percent of class: 25.608%

Title of class: Preferred Stock
Stockholder Name: Frances A. Maier Living Trust
Amount and nature of Beneficial ownership: 200,481
Percent of class: 0.871%

Title of class: Common Stock
Stockholder Name: Frances A. Maier
Amount and nature of Beneficial ownership: 209,686
Percent of class: 0.911%

RELATED PARTY TRANSACTIONS

NA

OUR SECURITIES

As of the reporting period ending December 31, 2022 for this Form C-AR, the Company had authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, and Series Seed-6 Preferred Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 8,809,770 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held at the meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

Material Rights

Amount Outstanding & Stock Options

The total amount outstanding includes 8,809,770 shares of Common Stock outstanding, 2,716,295 issued and outstanding options, and 674,620 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,578,139 with a total of 1,521,634 outstanding.

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Company's Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the Company's Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Company.

Material Rights

There are no material rights associated with Series Seed-1 Preferred Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 2,110,616 with a total of 2,110,616 outstanding.

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Company's Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the Company's Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Company.

Material Rights

There are no material rights associated with Series Seed-2 Preferred Stock.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,613,384 with a total of 1,613,384 outstanding.

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Company's Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the Company's Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Company.

Material Rights

There are no material rights associated with Series Seed-3 Preferred Stock.

Series Seed-4 Preferred Stock

The amount of security authorized is 2,384,567 with a total of 2,384,565 outstanding.

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Company's Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the Company's Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Company.

Material Rights

There are no material rights associated with Series Seed-4 Preferred Stock.

Series Seed-5 Preferred Stock

The amount of security authorized is 2,269,054 with a total of 2,269,054 outstanding.

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Company's Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the Company's Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Company.

Material Rights

There are no material rights associated with Series Seed-5 Preferred Stock.

Series Seed-6 Preferred Stock

The amount of security authorized is 6,148,548 with a total of 4,296,090 outstanding.

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Company's Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the Company's Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Company.

Material Rights

There are no material rights associated with Series Seed-6 Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risks Related to the Company's Business and Industry The development and commercialization of the Company's products and services are highly competitive. BabyQuip, Inc., a Delaware corporation (also referred to as "we", "us", "our", or the "Company") faces competition with respect to products and services that it sells and may face competition for those that it may develop or commercialize in the future. Our competitors include major companies worldwide. The Baby Gear Rental market is an emerging industry where new competitors are entering the market frequently. Some of the Company's competitors may have access to greater financial resources, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in acquiring and further developing technologies. Smaller or early stage companies, such as us, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will maintain market acceptance and its ability to generate meaningful additional revenues from its products and services. The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough cash runway until end of year, the Company intends on ramping up cash burn to promote revenue growth by expanding the Quality Provider Network and entering into new markets, including international locations; developing new services in order to meet more of the needs of traveling families; hiring new personnel to execute on new programs; and further developing other Company operations, such as continuing to invest and develop the Company's Trust and Safety program. The foregoing expenses could require significant effort and expense or may not be feasible. The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statement. The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus ("COVID-19") pandemic and government responses have created, and may continue to create, disruptions in global supply chains adversely impacting many industries, including the operations of the Company. The extent that COVID-19 and/or the resulting global supply chain concerns continue to impact the Company and its operations, will, at least in part, depend on future government responses, medical developments, and the overall economic environment, which remain uncertain and cannot be predicted at this time. The disruptions caused by COVID-19 or other matters that create a global concern over an extended period of time may have a material adverse impact on the Company, its operations, and financial results. If the contractor classification of the Quality Providers ("QPs") that use BabyQuip's platform is challenged, there may be adverse business, financial, tax, legal and other consequences. The definition of "Independent Contractor" is regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of workers as independent contractors. The tests governing whether a worker is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and misclassification of independent contractors are subject to change and divergent interpretations by various state, federal, and local authorities, all of which can create uncertainty and unpredictability for the Company. For example, effective January 1, 2020, California passed Assembly Bill 5 or "AB 5", which limits the use of classifying workers as independent contractors rather than employees by companies in the state. Other jurisdictions have passed similar bills, seeking to classify gig economy workers as either independent contractors or employees. The Company continues to maintain that QPs on its platform are Independent Contractors, but its arguments may ultimately be unsuccessful. A determination in, or settlement of, any legal proceeding, whether the Company is party to such legal proceeding or not, that classifies a comparable worker as an employee instead of an Independent Contractor, could harm the Company's business, financial condition and results of operations, including as a result of: ○ monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements; ○ injunctions prohibiting the continuance of existing business practices; ○ claims for employee benefits, social security, workers' compensation and unemployment; and other claims, charges or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability. QPs for the Company could take actions that could harm the Company's business. The Company's QPs are obligated to operate in accordance with certain brand standards. Nonetheless, QPs are independent contractors whom the Company does not control. The QPs operate and oversee their daily operations and have sole control over their equipment, as well as delivery, and pick-ups. As a result, these QPs make decisions independent of the Company that bear directly on the ultimate success and performance of their store. The failure of any QP to comply with the Company's brand standards could potentially have repercussions that extend beyond that QPs' own market area and materially adversely affect not only the business as a whole, but also the business of other QPs and the general brand image and reputation of the Company. This, in turn, could materially and adversely affect the Company's business and operating results. If the Company is not able to attract and retain QPs, its financial performance may be negatively affected. The Company's future growth and performance depends on its ability to attract, develop and retain qualified QPs who understand and appreciate its culture and are able to represent the brand effectively. A material decrease in profitability of QPs may make it more difficult to attract and retain QPs. There can be no assurance that the Company will continue to be able to recruit and retain a sufficient number of QPs and other candidates to meet growth targets. The Company's ability to maintain current performance and achieve future growth additionally depends on QPs' ability to meet their equipment needs while controlling other costs. For example, if QPs are unable to avoid excess inventory shrink, then the Company's business and results of operations may be adversely affected. Any failure by QPs to comply with product safety laws may damage the Company's reputation and brand and harm its business. Many of the products available on the site are subject to regulation by the Federal Consumer Product Safety Commission, the Federal Food and Drug Administration and similar state and international regulatory authorities. As a result, such products have been and could be in the future subject to recalls and other remedial actions. Many of the products available are for children, and these products are often subject to enhanced safety concerns and additional scrutiny and regulation. Product safety concerns may require the Company to voluntarily remove selected products from the site. Such recalls and voluntary removal of inventory could result in, among other things, lost sales, diverted resources, potential harm to reputation and increased customer service costs and legal expenses, which could have a material adverse effect on the business, financial condition and operating results. Some of the products available may expose the Company to product liability claims and litigation or regulatory action relating to personal injury, death or environmental or property damage. Although the Company maintains liability insurance, it cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms, or at all. Operating Results of the Company may fluctuate depending on factors that are difficult to forecast or may be outside of the Company's control. The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including short term rentals at the end destination, is dependent on personal discretionary spending levels. Leisure travel services tend to decline during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which could negatively impact the demand for the Company's services. Additionally, events beyond the Company's control also may have a corresponding negative impact on its business and results of operations, including, but not limited to, natural disasters or outbreaks of pandemics and epidemics, all of which have and may continue to, disrupt normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents, and terrorist attacks, any of which could have an impact on its business and results of operations. The reviewing CPA has included a "going concern" note in the audited financials for the continued operations of the Company. The accompanying financial statements have been prepared assuming that the Company's continuing is a going concern. In the event the Company does not raise sufficient working capital and continues to experience its current operating losses, there will most likely be substantial doubt as to the Company's ability to continue. The Company has incurred losses from inception and has negative cash flows from operations, among other factors, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow. Management has determined, based on the Company's recent history and liquidity issues, that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted in the accompanying financial statements. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its products and services, respond to competitive pressures, or fund its operations. The accompanying financial statements do not include any adjustments that might result from this uncertainty.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 6, 2023.

BabyQuip, Inc.

By   /s/ *Frances Maier*

     Name: BabyQuip, Inc.

     Title: CEO and Chairman of the Board

Exhibit A

FINANCIAL STATEMENTS

BABYQUIP, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BabyQuip, Inc.
Santa Fe, New Mexico

Opinion

We have audited the financial statements of BabyQuip, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 10, 2023
Los Angeles, California

BABYQUIP INC.
BALANCE SHEET

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 1,971,019	$ 1,993,213
Prepaids and other current assets	359,035	231,388
Total current assets	**2,330,054**	**2,224,601**
Property and equipment, net	-	7,858
Intangible assets, net	74,980	27,202
Goodwill	303,496	303,496
Total assets	**$ 2,708,530**	**$ 2,563,157**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 39,284	$ 15,351
Credit Card	18,912	12,307
Current portion of loan	16,667	9,722
Deferred revenue	122,533	72,097
Other current liabilities	557,587	360,744
Total current liabilities	**754,983**	**470,221**
Long term debt less current maturities	473,176	490,278
Other long-term liabilities	162,168	188,951
Total liabilities	**$ 1,390,327**	**$ 1,149,450**
STOCKHOLDERS' EQUITY		
Common Stock	$ 881	$ 817
Preferred Stock	1,424	996
Equity issuance costs	(221,042)	(83,390)
Shares to be Issued	-	1,624,998
Additional Paid In Capital	9,271,306	5,613,334
Retained earnings/(Accumulated Deficit)	(7,734,366)	(5,743,048)
Total stockholders' equity	**1,318,203**	**1,413,707**
Total liabilities and members' equity	**$ 2,708,530**	**$ 2,563,157**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net revenue	$	3,419,320	$	1,567,271
Cost of services		491,886		258,729
Gross profit		2,927,434		1,308,542
Operating expenses				
Personnel		1,713,549		793,015
Professional services		460,107		336,683
General and administrative		1,058,321		575,345
Sales and marketing		1,731,708		1,044,780
Total operating expenses		4,963,685		2,749,823
Operating income/(loss)		(2,036,251)		(1,441,281)
Interest expense		21,718		12,146
Other Loss/(Income)		(66,651)		(204,691)
Income/(Loss) before provision for income taxes		(1,991,318)		(1,248,736)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(1,991,318)	$	(1,248,736)

See accompanying notes to financial statements.

BABYQUIP INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2022

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock		Additional Paid In Capital	Equity Issuance Costs	Shares to be issued	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount					
Balance—December 31, 2020	**7,753,867**	**$ 775**	**8,995,147**	**$ 900**	**$ 4,866,665**	**$ -**	**$ -**	**$ (4,494,312)**	**$ 374,028**
Shares issued upon exercise of stock option	414,499	42	-	-	36,318	-	-	-	36,360
Shares issued for cash	-	-	960,611	96	628,815	-	1,624,998	-	2,253,909
Stock based compensation	-	-	-	-	81,536	-	-	-	81,536
Cost of Series Seed	-	-	-	-	-	(83,390)	-	-	(83,390)
Net income/(loss)	-	-	-	-	-	-	-	(1,248,736)	(1,248,736)
Balance—December 31, 2021	**8,168,366**	**$ 817**	**9,955,758**	**$ 996**	**$ 5,613,334**	**$ (83,390)**	**$ 1,624,998**	**$ (5,743,048)**	**$ 1,413,707**
Shares issued upon exercise of stock option	591,414	59	-	-	52,162	-	-	-	52,221
Shares issued upon exercise of warrants	49,990	5	-	-	494	-	-	-	499
Warrants issued for services	-	-	-	-	19,501	-	-	-	19,501
Issuance of Preferred Stock	-	-	4,296,090	428	3,493,147	-	(1,624,998)	-	1,868,577
Cost of Series Seed	-	-	-	-	-	(137,652)	-	-	(137,652)
Stock based compensation	-	-	-	-	92,668	-	-	-	92,668
Net income/(loss)	-	-	-	-	-	-	-	(1,991,318)	(1,991,318)
Balance—December 31, 2022	**8,809,770**	**$ 881**	**14,251,848**	**$ 1,424**	**$ 9,271,306**	**$ (221,042)**	**$ -**	**$ (7,734,366)**	**$ 1,318,203**

See accompanying notes to financial statements.

BABYQUIP INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,991,318)	$	(1,248,736)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		27,924		11,105
Share based compensation expense		92,668		81,536
Changes in operating assets and liabilities:				
Prepaids and other current assets		(127,647)		(115,780)
Accounts payable		23,933		15,353
Credit Card		6,605		11,392
Deferred revenue		50,436		59,087
Other current liabilities		196,843		196,751
Net cash provided/(used) by operating activities		**(1,720,556)**		**(989,292)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(67,843)		(1,880)
Net cash used in investing activities		**(67,843)**		**(1,880)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from note payables, net		(10,157)		248,906
Capital contributions		1,940,798		2,290,269
Equity issuance costs		(137,652)		(83,390)
Guaranteed earn out payment		(26,783)		(25,895)
Net cash provided/(used) by financing activities		**1,766,206**		**2,429,890**
Change in cash		(22,194)		1,438,718
Cash—beginning of year		1,993,213		554,495
Cash—end of year	$	**1,971,019**	$	**1,993,213**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	21,718	$	12,146
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

BabyQuip Inc. was incorporated on May 2, 2016 in the state of Delaware. The financial statements of BabyQuip Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Fe, New Mexico.

BabyQuip is a baby equipment rental service and marketplace offering clean, safe, and insured baby equipment in over 1,000+ cities across the US, Canada, Mexico, Caribbean, Australia & New Zealand. BabyQuip rents full-sized cribs, strollers, car seats, toys, books, highchairs, carriers, noise machines, baby baths, bouncy seats, pack 'n plays, monitors, jumpers and many more baby gear items in order to improve the way families travel.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,394,328 and $1,656,636, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and trademarks and are amortized over the period of five and seven years, respectively.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the rental of baby gear items.

Cost of sales

Costs of sales include payment processing fees and other directly related expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $1,731,708 and $1,044,780, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

BabyQuip Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account payables consist primarily of trade payables, accrued revenue refers to income that has been collected but without fulfilling revenue recognition prerequisites while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,		2022		2021
Prepaid expenses	$	359,035	$	231,388
Total Prepaids and Other Current Assets	**$**	**359,035**	**$**	**231,388**

Other current liabilities consist of the following items:

As of December 31,		2022		2021
Insurance Financing Payable	$	265,524	$	186,889
Accrued Expenses		164,860		102,066
Accrued Vacation		61,232		17,652
Sales Tax Payable		43,158		39,199
Accrued Interest		22,813		14,938
Total Other Current Liabilities	$	**557,587**	$	**360,744**

Other long-term liabilities consist of the following items:

As of December 31,		2022		2021
Guaranteed Earn-out Payment	$	162,168	$	188,951
Total Other Long-Term Liabilities	$	**162,168**	$	**188,951**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Vehicles	$	-	$	11,500
Property and Equipment, at Cost		**-**		**11,500**
Accumulated depreciation		-		(3,642)
Property and Equipment, Net	$	**-**	$	**7,858**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $0 and $2,300, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,		2022		2021
Trademark	$	72,649	$	48,936
Website		51,990		-
Property and Equipment, at Cost		**124,639**		**48,936**
Accumulated amortization		(49,658)		(21,735)
Intangible Assets, net	$	**74,980**	$	**27,202**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2022, and 2021 were in the amount of $27,924 and $8,805, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ 27,924
2024	27,924
2025	19,132
Total	**$ 74,980**

6. GOODWILL

The following is the roll forward of goodwill as of December 31, 2022, and December 31, 2021:

Balance as of December 31, 2020	**$ 305,496**
Acquisitions	-
Amortization	-
Write-off	(2,000)
Balance as of December 31, 2021	**303,496**
Acquisitions	-
Amortization	-
Balance as of December 31, 2022	**303,496**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares designated as Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 8,809,770 shares and 8,168,366 Common Shares have been issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 16,104,308 shares designated as Preferred Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 14,251,848 and 9,955,758 Preferred Shares have been issued and outstanding, respectively.

8. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,390,915 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Total share-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,	2022	2021
Cost of goods sold	$ -	-
Selling, marketing, and administrative	92,668	81,536
Total share-based compensation	**92,668**	**81,536**

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022	2021
Expected life (years)	4	3
Risk-free interest rate	1.59%	1.59%
Expected volatility	60%	60%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2020	2,442,016	$ 0.08	4.00
Granted	1,065,709	$ 0.08	-
Exercised	(414,499)	$ (0.08)	-
Expired/Cancelled	(19,167)	$ (0.08)	-
Outstanding at December 31, 2021	3,074,059	$ 0.08	3.00
Granted	371,400	$ 0.16	-
Exercised	(725,164)	$ (0.16)	-
Expired/Cancelled	-	$ -	-
Outstanding at December 31, 2022	2,720,295	$ 0.16	4.00
Exercisable options at December 31, 2021	2,720,295	$ 0.16	4.00

9. DEBT

Loans

During the years presented, the Company entered into loans agreements. The details of the Company's loans and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SD Loan	$ 500,000	3.75%	Fiscal year 2021	31.12.2021	21,718	22,813	16,667	473,176	489,843	12,146	14,938	9,722	490,278	500,000
Total	$ 500,000				$ 21,718	$ 22,813	$ 16,667	$ 473,176	$ 489,843	$ 12,146	$ 14,938	$ 9,722	$ 490,278	$ 500,000

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2022	
2023	$16,667
2024	16,667
2025	16,667
2026	16,667
2027	16,667
Thereafter	406,509
Total	**$489,843**

10. RELATED PARTY TRANSACTIONS

There are no related party transactions.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (591,421)	$ (370,875)
Valuation Allowance	591,421	370,875
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (2,297,107)	$ (1,705,685)
Valuation Allowance	2,297,107	1,705,685
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $7,734,366. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

12.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through April 10, 2023, which is the issuance date of these financial statements.

On Friday, March 10, 2023, the California Department of Financial Protection and Innovation (CA DFPI) took possession of and closed Silicon Valley Bank (SVB), citing SVB's inadequate liquidity position and insolvency and appointed the Federal Deposit Insurance Corporation (FDIC) as receiver. The Company had $1,391,503 cash in SVB. Subsequently, the Treasury Department, the Federal Reserve, and the FDIC announced they would make sure all depositors with accounts at SVB would have access to their funds by the next day – beyond just the $250,000 guaranteed by the FDIC. Consequently, the Company did not record any reserve with respect to this matter.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The Company has a net operating loss of $2,036,251, an accumulated deficit of $7,734,366, an operating cash flow loss of $1,720,556, and liquid assets in cash of $1,971,019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Frances Maier, Principal Executive Officer of BabyQuip, Inc., hereby certify that the financial statements of BabyQuip, Inc. included in this Report are true and complete in all material respects.

Frances Maier

CEO and Chairman of the Board